12(g)3-2(b)

82-1979

SINO PACIFIC DEVELOPMENT LTD.

FINANCIAL STATEMENTS
(Unaudited-see Notice to Reader)

JANUARY 31, 2002

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SINO PACIFIC DEVELOPMENT LTD.

JANUARY 31, 2002

CONTENTS

SINO PACIFIC DEVELOPMENT LTD.
NOTICE TO READER

I have compiled the balance sheet of Sino Pacific Development Ltd. as at January 31, 2002 and the statements of loss and deficit and cash flows for the nine month period then ended from information provided by management. I have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information.

Readers are cautioned that these statements may not be appropriate for their purposes.

D. MCCORMACK & COMPANY INC.

"D. MCCORMACK & COMPANY INC."

Cobble Hill, BC
March 20, 2002

CERTIFIED GENERAL ACCOUNTANT

SINO PACIFIC DEVELOPMENT LTD.

BALANCE SHEET
(Unaudited -see Notice to Reader)
AS AT JANUARY 31, 2002

ASSETS

	January 31, 2002	April 30, 2001
CURRENT		
Cash	$ 150	$ 1,113
Prepaid expenses	87	1,062
Goods and Services Tax receivable	1,102	1,254
	1,339	3,429
CAPITAL ASSETS,		
Net of accumulated amortization (Note 2 and 3)	546	689
	$ 1,885	$ 4,118

LIABILITIES

	January 31, 2002	April 30, 2001
CURRENT		
Accounts payable and accrued liabilities	$ 45,739	$ 37,380
Due to related parties (Note 4)	330,801	239,865
	376,540	277,245

SHAREHOLDERS' EQUITY

	January 31, 2002	April 30, 2001
SHARE CAPITAL (Note 5)	5,107,139	5,107,139
DEFICIT	(5,481,794)	(5,380,266)
	(374,655)	(273,127)
	$ 1,885	$ 4,118

APPROVED BY THE DIRECTORS

"T. Allen Rose" Director

"Sandra Hendrickson Director

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

SINO PACIFIC DEVELOPMENT LTD.

STATEMENT OF LOSS AND DEFICIT
(Unaudited -see Notice to Reader)
FOR THE YEAR ENDED JANUARY 31, 2002

	For the Three Months Ended Months Ended January 31, 2002	2001	For the Nine January 31, 2002	2001
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES				
Administration	$ 1,700	$ 2,550	$ 6,800	$ 7,650
Amortization	48	67	143	200
Bank charges and interest	6,004	3,357	17,878	7,310
Consulting	9,000	9,000	27,000	27,000
Professional fees	1,250	14,293	2,750	36,051
Office and miscellaneous	655	1,270	3,227	4,725
Office rent	9,404	10,500	31,414	31,500
Regulatory fees	750	1,075	1,500	5,455
Secretarial and reception services	1,700	2,550	6,800	7,650
Telephone and telecommunications	254	764	627	2,789
Transfer agent	1,334	728	3,389	3,901
	32,099	46,154	101,528	134,231
NET LOSS	(32,099)	(46,154)	(101,528)	(134,231)
DEFICIT beginning of period	(5,449,695)	(5,301,094)	(5,380,266)	(5,213,017)
DEFICIT, end of period	$(5,481,794)	$(5,347,248)	$(5,481,794)	$(5,347,248)
LOSS PER SHARE	$ 0.01	$ 0.01	$ 0.01	$ 0.01

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

SINO PACIFIC DEVELOPMENT LTD.

STATEMENT OF CASH FLOWS
(Unaudited-see Notice to Reader)
JANUARY 31, 2002

	For the Three Months Ended January 31, 2002	For the Three Months Ended January 31, 2001	For the Nine Months Ended January 31, 2002	For the Nine Months Ended January 31, 2001
CASH PROVIDED BY (USED FOR):				
OPERATING ACTIVITIES				
Net loss	$ (32,099)	$ (46,154)	$ (101,528)	$ (134,231)
charges to income not involving cash				
Amortization	48	67	143	200
	(32,051)	(46,087)	(101,385)	(134,031)
Net change in non-cash working capital balances related to operations*	7,406	15,522	9,486	17,278
	(24,645)	(30,565)	(91,899)	(116,753)
FINANCING ACTIVITIES				
Issuance of common shares	-	60,000	-	60,000
Increase in due to related parties	24,599	(28,370)	90,936	56,628
	24,599	31,630	90,936	116,628
(DECREASE) INCREASE IN CASH	(46)	1,065	(963)	(125)
CASH, beginning of period	196	883	1,113	2,073
CASH, end of period	$ 150	$ 1,948	$ 150	$ 1,948

* Consisting of changes in prepaid expenses, Goods and Services Tax receivable, accounts payable and accrued liabilities.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

SINO PACIFIC DEVELOPMENT LTD.

NOTES TO THE FINANCIAL STATEMENTS
(Unaudited-see Notice to Reader)

JANUARY 31, 2002

1. OPERATIONS AND GOING CONCERN

The company has accumulated losses of $5,481,794 to January 31, 2002 ($5,347,248 to January 31, 2001). The Company's continuation as a going concern is dependent on its ability to raise necessary financing and/or achieve sustained profitable operations. The financial statements have been prepared on a going concern basis and therefore do not include any adjustments relating to the recoverability of assets and classification of liabilities that may be necessary should the Company be unable to continue as a going concern.

2. SIGNIFICANT ACCOUNTING POLICIES

Capital assets and amortization:

Capital assets are recorded at cost and are amortized using the diminishing balance basis at the under-noted rates:

Furniture and fixtures	20%
Computer	30%

One half of the normal amortization is taken in the year of acquisition and disposition of capital assets.

3. CAPITAL ASSETS

	Cost	Accumulated Amortization	Net January 31, 2002	Net April 30, 2001
Furniture and fixtures	$ 803	$ 668	$ 135	$ 159
Computer equipment	2,680	2,269	411	530
	$ 3,483	$ 2,937	$ 546	$ 689

4. DUE TO RELATED PARTIES

	January 31, 2002	April 30, 2001
Comprised of amounts due to:		
Shareholder - for loans and advances	$ 710	$ 110
Private company controlled by a former director - for management fees and expenses payable	12,664	14,664
Meridian Mercantile Inc. - for advances, fees, rent, telephone, office and secretarial services.	75,564	75,564
MCC Meridian Capital Corp. - for advances, fees, rent, telephone, office and secretarial services.	241,863	149,527
	$ 330,801	$ 239,865

Except for amounts due to MCC Meridian Capital Corp., which bear interest at 10% per annum, the amounts are non-interest bearing and without specific terms of repayment.

5. SHARE CAPITAL

(a) Authorized:

100,000,000 common shares, without par value

(b) Issued and outstanding:

	Number	$
Balance, April 30, 2001 and January 31, 2002	10,443,255	$ 5,107,139

(c) Share purchase warrants:

As at January 31, 2002, the following share purchase warrants are outstanding:

# of shares	Exercise Price	Expiry Date
300,000	$0.30	September 17, 2002

(d) Private placement:

During the period the company proposed a private placement of 1,950,000 special warrants at $0.15 per special warrant. The special warrants are exercisable into common shares without further consideration. Certain of the special warrants carry a warrant to purchase a further 1,050,000 shares exercisable at $0.25 per share in the first year and $0.30 per share in the second year. The private placement is subject to regulatory approval.

6. RELATED PARTY TRANSACTIONS

In addition to related party transactions referenced to elsewhere in the notes to the financial statements, the company entered into the following transactions with related parties.

The Company incurred $6,800 in administration fees, $31,414 in rent, $2,400 in office and $6,800 in secretarial expenses with a private company with senior management in common with the Company.

The amount shown for consulting fees of $27,000 was paid or payable to a director.

7. CHANGE OF NATURE OF BUSINESS

The Company has entered into a letter agreement with WordLogic Corporation. Under the agreement, the Company proposes to license WordLogic's software technology, for which there will be no outlay of shares and/or cash.

QUARTERLY REPORT

Form 61

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT Y M D
Sino Pacific Development Ltd.	January 31, 2002	02 03 20

ISSUER'S ADDRESS

P.O. Box 11512 2400-650 West Georgia Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX #	ISSUER TELEPHONE #
Vancouver	B.C.	V6B 4N7	(604)257-2512	(604)257-3604

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE #
Sandra Hendrickson	Director	(604)257-3604

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
Sandrah@direct.ca	n/a

CERTIFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y M D
"T. Allen Rose"	T. ALLEN ROSE	02 03 20

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y M D
"Sandra Hendrickson"	SANDRA HENDRICKSON	02 03 20

SINO PACIFIC DEVELOPMENT LTD.
QUARTERLY REPORT

January 31, 2002

SCHEDULE A: FINANCIAL INFORMATION - see Financial Statements

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. Current fiscal year-to-date: - see Financial Statements

2. Current quarter:

(a) Summary of securities issued during the period:

Date	Type of Security	Type of Issue	Number	Price	Proceeds	Consid-eration	Commis-sion
Nil							

(b) Summary of options granted:

Date Granted	Number	Type	Name	Exercise Price	Expiry Date
Nil					

3. Quarter end:

(a) Authorized and issued share capital:

Class	Par Value	Authorized	Issued Number	Issued Amount
Common	N.P.V.	100,000,000	10,443,255	$5,107,139

(b) Summary of options, warrants, and convertible securities outstanding:

Security	Number	Exercise Price	Expiry Date
Warrants	300,000	0.30	Sep 17, 2002

(c) Shares held in escrow or subject to pooling:

Escrowed shares Nil

(d) Directors: T. Allen Rose
Sandra Hendrickson
Ray Torresan

(e) Officers: T. Allen Rose
Sandra Hendrickson

SCHEDULE "C"

Management Discussion
January 31, 2002

As per our management discussion of October 31, 2001, the Company reports the following.

December 13, 2001, the Company appointed Ray Torresan as a director. Mr. Torresan has over 15 years experience in the area of public relations, communications and advertising.

On December 19, 2001, the Company announced that its negotiations for obtaining a technology license agreement with WordLogic Corporation are still progressing slowly.

While the Company believes that pursuing a licensing agreement with WordLogic is in the best interests of the shareholders, the Board feels it would be prudent to consider alternative projects in the event its negotiations with WordLogic cannot be finalized or appear may continue on for an extended period of time.

The Company is not abandoning its negotiations to obtain a licensing agreement from WordLogic, rather it is only considering alternatives at this time.

Financing

On January 18, 2002, the Company announced a private placement of a minimum of $300,000. and a maximum of $500,000. The price per share will be $0.15 with a warrant attached entitling the holder to exercise at a price of $0.25 in the first year and $0.30 in the second year.

The proceeds from this private placement will go toward reducing the Company debt and general working capital.

Subsequent to this announcement, the Company's private placement was for a total of 1,950,000 shares at a price of $0.15 the number of warrants available for exercise will be 1,050,000.

The transaction was subsequently approved by the Canadian Venture Exchange.

Promotion

No activity during this period.